AirSelfie, Inc.

The world's only pocket-sized aerial camera

🐦 @ AIRSELFIECAMERA.COM



 *The original inspiration came from the real need of smartphone users of having the possibility of taking photos in brand new ways, as they continuously search for novelties and the aerial photos are an evolutionary step in shooting.*

Stefano Cabella President @ AirSelfie, Inc.

 **ABOUT**   UPDATES⁰   GRAPEVINE⁰   ASK A QUESTION⁰

Why you may want to support us...

1. Created market for aerial camera — pocket-sized flying camera that takes HD photos and video.

2. Globally, between all of our entities, $8M+ in orders, over 50K units in the market in more than 110 countries

3. Global Distribution contracts with countries across Americas, EMEA, Asia and Oceania

4. Direct to Consumer — Shopify-powered AirSelfie website converting at 1.62% with a ROAS of 7.35x.

5. Raised $1.6M from Indiegogo & Kickstarter.

6. Take stunning aerial HD photos & videos. Edit on the AirSelfie App. Share instantly.

7. CEO with 20+ years in startups. Experienced Senior Team from Kodak, Olliclip, PopSockets, Lavatta.

8. As seen on WIRED, The Huffington Post, BuzzFeed, Forbes, Mashable, and more.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

 **Stefano Cabella**
President
Experienced manager with a demonstrated history of working in the fast-moving consumer goods and electronic industry.


 **Greg Appelhof**
CEO
Senior executive with 20+ years of experience leading emerging consumer technology companies as CEO, President or SVP Sales and Marketing.


 **Katie Romnes**
Director Ops & Finance


 **John McCarvel**


John McCarver
COO
Building a global $B+ global footwear brand


Keith Lockwood
CMO
*Launching, building and growing brands through compelling creative
solutions across all marketing mediums.*



Eileen Murphy
Head of Sales - Americas


Steve Muttram
Head of Sales - EMEA

Downloads

The world's smallest portable flying camera — changing personal photography forever

Who said selfies were confined to sticks? With this ground-breaking camera, you'll be able
to snap aerial photos directly from your phone. The sky's the limit.



We have developed a new market category that never existed before— personal aerial
digital cameras. The global aerial imaging market is projected to reach $4.12 billion by the
end of 2025. However, no one has dominated the personal aerial cameras market yet.



We've come a long way in a very short time.

Back in 2014, we had a vision of a new way to take hands-free selfies … from the air.
Countless hours of research, innumerable sketches, and early prototypes later the world's

first aerial camera took flight.



Since we introduced the original generation of AirSelfie aerial cameras we've made many industry disruptive advancements and ground-breaking innovations that have reimagined selfie-taking.


AIR
SELFIE
AIR
SELFIE
AIR
PIX


Reinforced, Lightweight ABS Plastic Chassis
Full HD Video
1920 x 1080p @30fps
Chassis Integrated Propellers
For Safe Indoor Use & Hand Landings
8GB Onboard Memory
Intuitive One-Touch App
Smooth Air Flight Stabilization
12MP Camera with 70° FOV
60' (18.2m) Flying Range
Safe Auto Landing
During Low Battery or Loss of Control
Ultra-Lightweight
1.83 oz (52g)
Instant Social Media Sharing
4 Brushed Coreless Motors
Optional AIR PIX POWERBANK
5000 mAh - 6 full camera charges

Capture the moment, the whole moment

No more missing friends in group photos and videos, misframed or mistimed self-timers, or awkward selfie angles. AIR PIX gives you the perfect full-frame shot quickly and easily.


WITHOUT AIR PIX
WITH AIR PIX

Small, light-weight, and easy to use

Easily take stunning aerial HD photos and video selfies (from unique angles and heights impossible with a handheld camera), edit them right in the app, and then share them

instantly on your favorite social media platforms.



STEP 1
PULL IT OUT OF YOUR POCKET
STEP 2
LET IT FLY AND FRAME
STEP 3
TAKE THE PERFECT SELFIE!
STEP 4
INSTANTLY SHARE ON SOCIAL MEDIA

Take selfies from angles you couldn't before



Join us!



Invest $100 today

Investor Q&A

– COLLAPSE ALL

What does your company do?

AirSelfie is a technology company that operates in the photography sector and realizes aerial cameras that allow and enhance the photography experiences of its users.AIRPIX by AirSelfie a pocket-sized aerial camera that elevates your selfie game to the new heights.We are on a mission to change personal photography forever.

Why did you choose this idea?

The original inspiration came from the real need of smartphone users of having the possibility of taking photos in brand new ways, as they continuously search for novelties and the aerial photos are an evolutionary step in shooting.